UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-41188

ADS-TEC Energy Public Limited Company

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Incorporation by Reference

This 6-K and the accompanying exhibits are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-262281, 333-276788, 333-284850) and Form S-8 (File No. 333-263153), including all amendments thereto, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished to report certain subscription agreements and related rights by ADS-TEC ENERGY PLC (the “Company”).

Subscription Agreements

On May 28, 2026, the Company entered into a subscription agreement (the “Subscription Agreement”) with Svelland Global Trading Master Fund and certain other accounts managed, or advised by, Mirabella Financial Services LLP (collectively, the “Investors”), pursuant to which the Company agreed to issue non-transferable subscription rights to purchase up to an aggregate of 5,000,000 Ordinary Shares at an exercise price of $1.00 per Ordinary Share, subject to the terms and conditions set forth therein, in exchange for support in connection with the Company’s efforts to simplify its capital structure. On May 28, 2026, the Investors exercised their rights to subscribe for 3,000,000 Ordinary Shares, which shares are to be delivered to the Investors on May 29, 2026.

The Ordinary Shares have not been registered under the Securities Act, or any applicable state securities laws, and were offered and sold in transactions exempt from the registration requirements of the Securities Act, including in offshore transactions in reliance on Regulation S promulgated under the Securities Act. The Company received gross proceeds from the exercise of the subscription rights of approximately USD3,000,000. The Company intends to use the net proceeds for general corporate purposes, which may include working capital, capital expenditures, and other business investments.

Additionally, in connection with the Subscription Agreements, the Company entered into a registration rights agreement with certain investors (the “Registration Rights Agreement”), including the Investors, pursuant to which the Company agreed to provide customary resale shelf registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement) held by such investors, including, subject to certain thresholds and conditions, the right to request underwritten shelf takedowns and block trades. The Company also agreed to bear the registration expenses and the Registration Rights Agreement included provisions relating to customary indemnification, contribution, suspension and related procedural rights and obligations under the agreement.

Following the consummation of the above-referenced transactions, there were 75,002,051 Ordinary Shares outstanding.

The foregoing descriptions of the transactions do not purport to be complete and are qualified in their entirety by reference to the full text of the applicable agreements, each of which is incorporated herein by reference. The foregoing summary of the Subscription Agreement is qualified in its entirety by reference to the form of Subscription Agreement attached hereto as Exhibit 10.1. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the form of Registration Rights Agreement attached hereto as Exhibit 10.2

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Subscription Agreement
10.2	Form of Registration Rights Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: May 29, 2026	ADS-TEC ENERGY PLC

	By:	/s/ Torsten Klee
		Name:	Torsten Klee
		Title:	Chief Financial Officer

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